Filed by The Integrity Funds (Commission File No. 333-233404)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Trust for Professional Managers (Commission File No. 333-62298)

Dear Shareholder:

At a meeting held on July 22, 2019, the Board of Trustees of Trust for Professional Managers (the “Trust”) approved an Agreement and Plan of Reorganization relating to its series, the M.D. Sass Short Term U.S. Government Agency Income Fund (the “Short Term Fund”) and an Agreement and Plan of Reorganization relating to its series, the M.D. Sass Equity Income Plus Fund (the “Equity Income Plus Fund”) (each, a “Plan of Reorganization”). The Board of Trustees of Integrity Viking Funds approved each Plan of Reorganization on August 2, 2019.

The Plan of Reorganization with respect to the Short Term Fund provides for the reorganization of the Fund into the Integrity Short Term Government Fund (the “New Fund”), a corresponding new series of The Integrity Funds, an open-end registered investment management company. After the reorganization, Viking Fund Management, LLC will serve as investment adviser for the New Fund and M.D. Sass Investors Services, Inc. (“M.D. Sass”) will serve as sub-adviser for the New Fund. The New Fund will be managed pursuant to substantially the same investment policies and strategies as are currently set forth in the Short Term Fund’s Prospectus and Statement of Additional Information.

The Plan of Reorganization with respect to Equity Income Plus Fund provides for the reorganization of the Fund into the Integrity Dividend Harvest Fund, an existing series of The Integrity Funds. After the Reorganization, M.D. Sass, LLC will continue to have no involvement in the management of the Integrity Dividend Harvest Fund.

If the Plans of Reorganization are approved and other closing conditions are satisfied or waived, shareholders of the Short Term and Equity Income Plus Funds will receive shares of the New Fund and the Integrity Dividend Harvest Fund, respectively, having the same aggregate net asset value as the shares of the Fund(s) they hold on the date of the reorganization. Each reorganization is expected to be treated as a tax-free reorganization for federal income tax purposes.

The Joint Proxy Statement/Prospectus included in this packet describes each reorganization proposal in greater detail, as well as important information about the New Fund and the Integrity Dividend Harvest Fund. Your vote is extremely important, so please read the entire Joint Proxy Statement/Prospectus and then complete, sign and date the enclosed proxy card and return it in the enclosed postage-paid return envelope. Alternatively, you may vote by telephone, facsimile or via the Internet. Please contact Broadridge Financial Solutions at 1-800-690-6903 with any questions. You may also vote in person at the Special Meeting.

M.D. Sass and the Board of Trustees of the Trust for Professional Managers believes that the proposed reorganization of the Short Term Fund and the proposed reorganization of the Equity Income Plus Fund are in the best interests of each Fund and recommends that you vote FOR the proposed reorganization of your Fund(s).

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